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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-1
                               (Amendment No. 10)

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                               VARLEN CORPORATION
                           (Name of Subject Company)

                         AMSTED INDUSTRIES INCORPORATED
                         TRACK ACQUISITION INCORPORATED
                                   (Bidders)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                (AND ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                    92224810
                     (CUSIP Number of Class of Securities)

                              Thomas C. Berg, Esq.
                         Track Acquisition Incorporated
                       c/o Amsted Industries Incorporated
                       44th Floor--Boulevard Towers South
                           205 North Michigan Avenue
                            Chicago, Illinois 60601
                                 (312) 819-8470
      (Name, Address and Telephone Number of Person Authorized to Receive
                Notices and Communications on Behalf of Bidder)

                               ----------------

                                   Copies to:
         Gary A. Goodman, Esq.                   Robert J. Minkus, Esq.
        Terrence R. Brady, Esq.                  Schiff Hardin & Waite
            Winston & Strawn                        6600 Sears Tower
          35 West Wacker Drive                  Chicago, Illinois 60606
        Chicago, Illinois 60601                Telephone: (312) 258-5500
       Telephone: (312) 558-5600

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

                                SCHEDULE 14D--1

   This Amendment No. 10--Final Amendment (the "Final Amendment") amends and supplements and constitutes the final amendment to the Tender Offer Statement on Schedule 14D-1, as amended, originally filed on May 24, 1999 (the "Schedule 14D-1") by Amsted Industries Incorporated, a Delaware corporation ("Parent"), and Track Acquisition Incorporated, a Delaware corporation and a wholly owned subsidiary of Parent (the "Purchaser"), with respect to the Purchaser's offer to purchase all outstanding shares of common stock, par value $.10 per share (the "Common Stock"), of Varlen Corporation, a Delaware corporation (the "Company"), including the associated preferred share purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of June 17, 1996, as amended, between the Company and Harris Trust and Savings Bank, as Rights Agent (the Common Stock and the Rights together are referred to herein as the "Shares"), pursuant to the Offer to Purchase dated May 24, 1999 (the "Offer to Purchase"), as amended and supplemented by the supplement thereto dated August 4, 1999 (the "Supplement"), and the related revised (green) Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), which are filed with the Schedule 14D-1 as Exhibits (a)(22) and (a)(23), respectively. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase.

Item 1. Security and Subject Company

   Item 1 is hereby amended and supplemented to add the following:

   The Offer terminated at 12:00 midnight, New York City time, on Friday, August 13, 1999.

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder

   Item 5 is hereby amended and supplemented to add the following:

   The Purchaser and the Company (i) have applied to the Nasdaq for the Shares to be delisted from the Nasdaq National Market and (ii) have taken measures to cause the termination of the registration of the Shares under the Exchange Act. Purchaser will acquire the remaining Shares of the Company pursuant to the Merger.

Item 6. Interests in the Securities of the Subject Company

   Item 6 is hereby amended and supplemented to add the following:

   As of the time the Offer expired, Purchaser owns in excess of 15.8 million Shares, which represents approximately 93% of the outstanding Shares. The Shares tendered include approximately 0.5 million Shares tendered pursuant to Notices of Guaranteed Delivery. The information contained in Parent's press release dated August 15, 1999, a copy of which is filed herewith as Exhibit
(a)(27), is incorporated by reference herein.

Item 10. Additional Information

   On August 15, 1999, Parent issued a press release. A copy of the press release is filed herewith as Exhibit (a)(27) and is incorporated by reference herein.

   As set forth in the press release, the Offer expired at 12:00 midnight, New York City time, on Friday, August 13, 1999. Parent also announced that it had been advised by the Depository that at the time the Offer expired, in excess of 15.8 million Shares had been validly tendered and not withdrawn, representing approximately 93% of the outstanding Shares of the Company. The Shares tendered include 0.5 million Shares tendered pursuant to Notices of Guaranteed Delivery. The foregoing description of the press release is qualified in its entirety by reference to a copy of the press release which is attached hereto as Exhibit (a)(27) and is incorporated by reference herein.

Item 11. Material to be Filed as Exhibits.


     (a)(1)    Offer to Purchase, dated May 24, 1999.*

     (a)(2)    Form of Letter of Transmittal.*

     (a)(3) Form of letter, dated May 24, 1999, to brokers, dealers, commercial banks, trust companies and other nominees.*

     (a)(4) Form of letter to clients to be used by brokers, dealers, commercial banks, trust companies and other nominees.*

     (a)(5)    Press Release, dated May 18, 1999.*

     (a)(6)    Press Release, dated May 24, 1999.*

     (a)(7)    Form of summary advertisement, dated May 24, 1999.*

     (a)(8)    Notice of Guaranteed Delivery.*

     (a)(9)    IRS Guidelines to Substitute Form W-9.*

     (a)(10)   Press Release, dated June 7, 1999.*

     (a)(11)   Form of letter dated June 11, 1999 from Morgan Stanley & Co.
               Incorporated to Parent.*

     (a)(12)   Form of letter dated June 17, 1999 from Arthur W. Goetschel,
               Chairman, President and Chief Executive Officer of Parent, to
               Raymond A. Jean, President and Chief Executive Officer of the
               Company.*

     (a)(13)   Press Release, dated June 18, 1999.*

     (a)(14)   Press Release, dated June 21, 1999.*
     (a)(15)   Press Release, dated June 22, 1999.*

     (a)(16)   Press Release, dated July 6, 1999.*

     (a)(17) Confidentiality/Standstill Agreement, dated July 9, 1999, between Parent and the Company.*

     (a)(18)   Press Release, dated July 20, 1999.*

     (a)(19)   Agreement and Plan of Merger, dated as of August 1, 1999, among
               Parent and the Company.*
     (a)(20)   Joint press release issued by Parent and the Company, dated
               August 1, 1999, announcing the execution of the Merger Agreement and the extension of the Expiration Date.*

     (a)(21)   Press Release, dated August 2, 1999.*

     (a)(22)   Supplement to Offer to Purchase dated August 4, 1999.*

     (a)(23)   Revised Letter of Transmittal.*

     (a)(24)   Revised Notice of Guaranteed Delivery.*

     (a)(25)   Form of Second Letter to Brokers, Dealers, Commercial Banks,
               Trust Companies and Nominees.*

     (a)(26)   Form of Second Letter to Clients for Use by Brokers, Dealers,
               Commercial Banks, Trust Companies and Nominees.*


     (a)(27)    Press Release, dated August 15, 1999.

     (b)        Commitment Letter, dated April 29, 1999.*

     (b)(2)     Commitment Letter, dated July 30, 1999.*

     (c)        None.

     (d)        None.

     (e)        Not Applicable.

     (f)        None.

--------
  *Previously filed.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 16, 1999

                                          Amsted Industries Incorporated

                                              /s/ Thomas C. Berg
                                          By: _________________________________
                                             Name: Thomas C. Berg
                                             Title:  Vice President, General
                                                   Counseland Secretary

                                          Track Acquisition Incorporated

                                              /s/ Thomas C. Berg
                                          By: _________________________________
                                             Name: Thomas C. Berg
                                             Title:  Vice President and
                                              Secretary

                                 EXHIBIT INDEX

 Exhibit
 Number  Description
 ------- -----------
 (a)(1)  Offer to Purchase, dated May 24, 1999.*

 (a)(2)  Form of Letter of Transmittal.*

 (a)(3) Form of letter, dated May 24, 1999, to brokers, dealers, commercial banks, trust companies and other nominees.*

 (a)(4) Form of letter to clients to be used by brokers, dealers, commercial banks, trust companies and other nominees.*

 (a)(5)  Press Release, dated May 18, 1999.*

 (a)(6)  Press Release, dated May 24, 1999.*

 (a)(7)  Form of summary advertisement, dated May 24, 1999.*

 (a)(8)  Notice of Guaranteed Delivery.*

 (a)(9)  IRS Guidelines to Substitute Form W-9.*

 (a)(10) Press Release, dated June 7, 1999.*

 (a)(11) Form of letter dated June 11, 1999 from Morgan Stanley & Co.
         Incorporated to Parent.*

 (a)(12) Form of letter dated June 17, 1999 from Arthur W. Goetschel, Chairman,
         President and Chief Executive Officer of Parent, to Raymond A. Jean,
         President and Chief Executive Officer of the Company*

 (a)(13) Press Release, dated June 18, 1999.*

 (a)(14) Press Release, dated June 21, 1999.*

 (a)(15) Press Release, dated June 22, 1999.*

 (a)(16) Press Release, dated July 6, 1999.*

 (a)(17) Confidentiality/Standstill Agreement, dated July 9, 1999, between
         Parent and the Company.*

 (a)(18) Press Release, dated July 20, 1999.*

 (a)(19) Agreement and Plan of Merger, dated as of August 1, 1999, between
         Parent and the Company.*

 (a)(20) Joint press release issued by Parent and the Company, dated August 1, 1999, announcing the execution of the Merger Agreement and the extension of the Expiration Date.*

 (a)(21) Press Release, dated August 2, 1999.*

 (a)(22) Supplement to Offer to Purchase dated August 4, 1999.*

 (a)(23) Revised Letter of Transmittal.*

 (a)(24) Revised Notice of Guaranteed Delivery.*

 (a)(25) Form of Second Letter to Brokers, Dealers, Commercial Banks, Trust
         Companies and Nominees.*

 (a)(26) Form of Second Letter to Clients for Use by Brokers, Dealers,
         Commercial Banks, Trust Companies and Nominees.*

 (a)(27) Press Release, dated August 15, 1999.

 (b)     Commitment Letter, dated April 29, 1999.*

 (b)(2)  Commitment Letter, dated July 30, 1999.*

 (c)     None.

 (d)     None.

 (e)     Not Applicable.

 (f)     None.

--------
   * Previously filed.